CONECTIV

DEFERRED COMPENSATION PLAN

Effective March 1, 1998, Working Copy as Amended through August 1, 2002

CONECTIV
DEFERRED COMPENSATION PLAN

TABLE OF CONTENTS

CONECTIV
DEFERRED COMPENSATION PLAN

ARTICLE 1
PURPOSE

1.1. <u>Name</u>. The name of this plan is the Conectiv Deferred Compensation Plan.

1.2. <u>Effective Date</u>. The effective date of the Plan is March 1, 1998; provided, however, that with respect to implementing various portions of the Plan the Board or the Committee may specify a later effective date for one or more components of the Plan. The Plan is amended and restated, effective March 1, 1998, to include rules governing the DSPP and includes amendments regarding the MSPP, which shall be effective as of January 1, 1999.

1.3. <u>Purpose</u>. The Plan is established effective March 1, 1998 by Conectiv for the purpose of providing deferred compensation benefits for non-employee directors of Conectiv and providing supplemental retirement and deferred compensation benefits for a select group of management and/or highly compensated employees of the Employer. The Plan provides a means whereby Eligible Individuals may defer:

1.3.1.   A portion or all of their compensation in the form of salary, bonus and/or Cash Awards they would otherwise receive for services performed for the Employer;

1.3.2.   Receipt of a portion or all of Stock Awards; and

1.3.3.   Receipt of Shares and corresponding recognition of compensation income upon the exercise of Options.

ARTICLE 2
DEFINITIONS

Whenever the following initially capitalized words and phrases are used in the Plan, they shall have the meanings specified below unless the context clearly indicates to the contrary:

2.1. "<u>Account</u>" means the Deferred Compensation Account, the Deferred Stock Account, the Employer Matching Account, the MSPP Account, the MSPP Matching Account, the DSPP Account and the DSPP Matching Account of a Participant.

2.2. "<u>Administrator</u>" means the person or committee designated as the administrator of the Plan by the Board, or such entity's duly-appointed delegate*; provided that if the merger contemplated by the Agreement and Plan of Merger among Potomac Electric Power Company, New RC, Inc., and Conectiv, dated as of February 9, 2001, is consummated, then immediately upon that consummation, "Administrator" means the Compensation Committee of New RC, Inc. or any successor thereto.* [1/1/02]

2.3. "<u>Beneficiary</u>" means such person or legal entity as may be designated by a Participant to receive benefits hereunder after such Participant's death.

2.4. "<u>Board</u>" means the Board of Directors of Conectiv.

2.5. "<u>Cash Award(s)</u>" means Annual Incentives, Performance Units, Stock Appreciation Rights, and Dividend Equivalents awarded pursuant to the CICP (as such terms are defined in that plan) that are payable in cash, as well as any other awards pursuant to any other Incentive Plan that are payable in cash, as determined by the Committee.

2.6. "<u>Change in Control</u>" shall mean the first to occur, after the effective date, of any of the following:

2.6.1. If any Person is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of securities of Conectiv (not including in the securities beneficially owned by such Person any securities acquired directly from Conectiv or its subsidiaries) representing 25% or more of either the then-outstanding shares of common stock of Conectiv or the combined voting power of Conectiv's then outstanding securities; or

2.6.2. If during any period of 24 consecutive months during the existence of the Plan commencing on or after the effective date, the individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof; provided that a director who was not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-third of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24-month period) or by prior operation of this Section 2.6.2; or

2.6.3. The consummation of a merger or consolidation of Conectiv with any other corporation other than (i) a merger or consolidation which would result in the voting securities of Conectiv outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 60% of the combined voting power of the voting securities of Conectiv or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of Conectiv (or similar transaction) in which no Person is or becomes the beneficial owner, as defined in Section 2.6.1, directly or indirectly, of securities of Conectiv (not including in the securities beneficially owned by such Person any securities acquired directly from Conectiv or its subsidiaries) representing 40% or more of either the then-outstanding shares of common stock of Conectiv or the combined voting power of Conectiv's then-outstanding securities; or

2.6.4. The stockholders of Conectiv approve a plan of complete liquidation or dissolution of Conectiv, or there is consummated an agreement for the sale or disposition by Conectiv of all or substantially all of Conectiv's assets, other than a sale or disposition by Conectiv of all or substantially all of Conectiv's assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportion as their ownership of Conectiv immediately prior to such sale.

Upon the occurrence of a Change in Control as provided above, no subsequent event or condition shall constitute a Change in Control for purposes of the Plan, with the result that there can be no more than one Change in Control hereunder.

For purposes of this Section, the term "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include: (i) Conectiv or any of its subsidiaries; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of Conectiv or any of its subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; (iv) a corporation owned directly or indirectly by the stockholders of Conectiv in substantially the same proportions as their ownership of stock of Conectiv; or (v) with respect to any particular Participant, such Participant or any "group" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act) which includes such Participant).

     2.7. "<u>CICP</u>" means the Conectiv, Inc. Incentive Compensation Plan.

     2.8. "<u>Code</u>" means the Internal Revenue Code of 1986, as amended.

     2.9. "<u>Committee</u>" means the Compensation Committee of the Board.

     2.10. "<u>Compensation</u>" means, as applicable:

     2.10.1. The base salary of a Participant for a Plan Year (before any reduction to such salary is effected in accordance with the Election, or in accordance with any salary reduction agreement effected under the terms of Sections 125 or 401(k) of the Code);

     2.10.2. The amount of bonus, if any, earned by an Eligible Individual during the Plan Year;

     2.10.3. Annual retainer, meeting fees, and any other cash payments received by an Eligible Individual in his or her capacity as a non-employee director;

     2.10.4. Severance payments;

     2.10.5. Cash Awards;

     2.10.6. Stock Awards;

     2.10.7. Dividend equivalents credited with respect to Deferred Stock and Deferred Option Stock; and

     2.10.8. Dividend equivalents credited with respect to Stock Awards.

2.11. "Conectiv" means Conectiv*; provided that if the merger contemplated by the Agreement and Plan of Merger among Potomac Electric Power Company, New RC, Inc., and Conectiv, dated as of February 9, 2001, is consummated, then immediately upon that consummation, "Conectiv" shall be interpreted to include New RC, Inc. or any successor thereto*. [1/1/02]

2.12. "Date of Grant" means the date as of which an Option is granted.

2.13. "Deferred Compensation Account" means the bookkeeping account established by the Administrator for each Participant to which the Participant's cash Compensation deferred pursuant to Section 4.1 (and income thereon) is credited and from which distributions to the Participant or to his or her Beneficiary are debited. A Participant shall at all times be fully vested in the balance of his or her Deferred Compensation Account which is attributable to cash Compensation except to the extent that a Cash Award has not yet vested. The Deferred Compensation Account, if applicable, shall also consist of a Transfer Deferred Compensation Subaccount.

2.14. "Deferred Option Stock" means the number of hypothetical Shares determined as the excess of (a) the number of Option Shares over (b) the number of Other Available Shares having a Fair Market Value as of the date of exercise of an Option equal to the exercise price for such Option Shares as to which an Eligible Individual provides to Conectiv evidence of ownership of sufficient Shares to pay the exercise price for such Option Shares.

2.15. "Deferred Stock" means the number of hypothetical Shares conditionally granted to a Participant pursuant to a Stock Award and deferred pursuant to Section 4.1.

2.16. "Deferred Stock Account" means the bookkeeping account established by the Administrator for each Participant to which the Participant's Deferred Stock and Deferred Option Stock is credited and from which distributions to the Participant or to his or her Beneficiary are debited. A Participant shall at all times be fully vested in the balance of his or her Deferred Stock Account, except to the extent Shares with respect to a Stock Award have not yet vested. The Deferred Stock Account, if applicable, shall also consist of a Transfer Deferred Stock Subaccount.

2.17. "DSPP" means the Director Stock Purchase Program. The DSPP is designed to allow and encourage Eligible Individuals who are non-employee directors to purchase RSUs at a discount and to provide such individuals the opportunity to manage their personal tax liability. All Eligible Individuals who are non-employee directors of Conectiv are eligible to participate in the DSPP. Under the DSPP, as further provided in this Plan:

2.17.1. All RSUs are "acquired" at a 20% discount. Thus, RSUs having a value (based on the closing price of Shares as of the date Compensation subject to a DSPP Election would, but for such DSPP Election, be paid (the "Initial Credit Date")) are credited to the DSPP Account of each DSPP Participant. As of each Initial Credit Date, a number of RSUs equal to 25% of the number of RSUs credited to the DSPP Account shall be credited to the DSPP Matching Account.

2.17.2. RSU Dividends shall be deemed invested and reinvested in RSUs based on the closing price of Shares as of the applicable dividend payment date, and shall be credited to the DSPP Participant's DSPP Account or DSPP Matching Account, as applicable.

2.17.3. Except as otherwise provided in this Section 2.17.3, as soon as practicable following the completion of the second calendar year beginning after the year to which a DSPP Election applies, Conectiv shall pay the DSPP Participant (or his or her Beneficiary) a number of Shares equal to the number of RSUs credited to the DSPP Participant's DSPP Account and DSPP Matching Account attributable to the DSPP Election for such year. Any amount credited to a DSPP Participant's DSPP Account or DSPP Matching Account which is not distributable pursuant to this Section 2.17.3 shall be forfeited.

(a)   If a DSPP Participant voluntarily resigns his or her position as a non-employee director and does not continue in service to Conectiv as an officer or employee, then, as soon as practicable following such resignation, Conectiv shall pay such DSPP Participant (or his or her Beneficiary) cash having a value equal to the lesser of (i) the sum of the individual amounts credited to the DSPP Participant's DSPP Account as of each Initial Credit Date, which has not been distributed nor deferred pursuant to the general deferral provisions of the Plan or (ii) the fair market value of RSUs credited to the DSPP Participant's DSPP Account and DSPP Matching Account as of the effective date of the DSPP Participant's voluntary resignation.

(b)   If a DSPP Participant is removed as a non-employee director other than for cause (as determined by the Board in its sole discretion), then, as soon as practicable following the effective date of such removal, Conectiv shall pay such DSPP Participant (or his or her Beneficiary) cash having a value equal to the sum of (i) the product of (x) the value of the DSPP Participant's DSPP Account and DSPP Matching Account attributable to each deferral year times (y) a fraction, the numerator of which is the number of days from the beginning of such deferral year to the effective date of such removal, and the denominator of which is 1095; plus (ii) the product of (x) the sum of the individual amounts credited to the DSPP Participant's DSPP Account as of each Initial Credit Date, which has not been distributed nor deferred pursuant to the general deferral provisions of the Plan times (y) one minus the fraction as determined under part (i)(y) of this paragraph (b).

(c)   If a DSPP Participant is removed as a non-employee director for cause (as determined by the Board in its sole discretion), then, as soon as practicable following the effective date of such removal, Conectiv shall pay such DSPP Participant (or his or her Beneficiary) cash having a value equal to the sum of the individual amounts credited to the DSPP Participant's DSPP Account as of each Initial Credit Date, which has not been distributed nor deferred pursuant to the general deferral provisions of the Plan.

(d)   If a DSPP Participant's service as a non-employee director terminates because of the termination of the DSPP Participant's term as a director and he has not been re-elected and does not continue in service to Conectiv as an officer or employee, death, disability (as determined by the Board in its sole discretion), or if there is a Change in Control, then, within 60 days following such termination or Change in Control, as applicable, Conectiv (or its successor-in-interest) shall pay such DSPP Participant (or his or her Beneficiary) cash having a value equal to the value of the RSUs credited to such DSPP Participant's DSPP Account and DSPP Matching Account*; provided, however, that a Participant may, by submitting an election six months or more before the effective date of such Change in Control, continue to defer distribution of such RSU's in accordance with paragraph (f), below*. [1/1/02] The RSUs credited to the participant's DSPP account and DSPP matching account will be valued on last business day of the month in which the DSPP participant's service as an non-employee director terminates under the conditions specified in this section. [5/19/00]

(e) Pursuant to the general deferral election provisions of the Plan, a DSPP Participant may elect to defer the receipt of amounts credited to his or her DSPP Account and his or her DSPP Matching Account for periods following the end of the second calendar year beginning after the year to which a DSPP Election applies. Upon the effective date of such general deferral election, the applicable amounts credited to the Participant's DSPP Account and DSPP Matching Account shall be credited to a sub-account of the Participant's Deferral Account under the Plan, and shall continue to be credited in the form of RSUs and subject to distribution in the form of Shares, in accordance with, and except as otherwise provided by, the Plan.

(f) Notwithstanding any other provisions of the Plan, if a DSPP Participant has elect to defer the receipt of amounts credited to his or her DSPP Account or his or her DSPP Matching Account for periods following a Change in Control, upon the effective date of such Change in Control, the Participant shall have the right to elect to change the valuation of such Account(s) from RSUs to other Investment Alternatives then available under the Plan. Any RSUs remaining in such Account(s) after such Change in Control shall be accounted for and valued as if they were employer stock accounts under such Investment Alternatives. [1/1/02]

2.18. "DSPP Account" means the bookkeeping account established by the Administrator for each Eligible Individual who is a non-employee director to which annual retainer, meeting fees or any other cash payments of Compensation payable to such Eligible Individual in such capacity, are credited in the form of RSUs pursuant to the Director Stock Purchase Program (and income thereon) is credited and from which distributions to the Participant or to his or her Beneficiary are debited.

2.19. "DSPP Election" means an election on a form provided by the Administrator by an Eligible Individual who is a non-employee director to participate in the DSPP. The timing of DSPP Elections shall be governed by Section 4.1.

2.20. "DSPP Matching Account" means the bookkeeping account established by the Administrator for a Participant to which the Participant's DSPP Matching Contributions (and income thereon) are credited and from which distributions to the Participant or his or her Beneficiary are debited.

2.21. "DSPP Participant" means an Eligible Individual who has elected to participate in the DSPP, as described in Section 2.17.

2.22. "Election" means a written election on a form made available from time to time by the Administrator, whereby an Eligible Individual enrolls as a Participant and elects to defer Compensation pursuant to Article 4 of the Plan.

2.23. "Eligible Individual" means (a) an individual employed by the Employer who is a member of a select group of management and/or highly compensated employees and is determined by the Committee to be eligible to participate hereunder pursuant to Article 3; (b) non-employee directors of Conectiv; and (c) if determined by the Committee to be eligible to participate pursuant to Article 3, non-employee directors of any subsidiary or affiliate of Conectiv.

2.24. "Employer" means each subsidiary or affiliate of Conectiv that employs or retains one or more Eligible Individuals who have become Participants in accordance with Article 3 of the Plan.

2.25. "Employer Matching Account" means the bookkeeping account established by the Administrator for a Participant to which the Participant's Employer Matching Credit (and income thereon) is credited and from which distributions to the Participant or his or her Beneficiary are debited. A Participant shall be fully vested in the balance of his or her Employer Matching Account, except as provided in Section 7.1.

2.26. "Employer Matching Credit" means an amount credited (if any) to the Participant's Employer Matching Account pursuant to Section 5.1 of the Plan.

2.27. "Fair Market Value."

2.27.1. If Shares are listed on a stock exchange, Fair Market Value shall be determined based on the closing market price of such stock as reported in the New York Stock Exchange Composite Transactions, or, if Shares are not traded on the New York Stock Exchange on the relevant valuation date, the last closing market price reported prior to such date.

2.27.2. If Shares are not so listed, but trades of Shares are reported on the Nasdaq National Market, the last quoted sale price of a Share on the Nasdaq National Market on the last trading day prior to the date of determination.

2.27.3. If Shares are not so listed nor trades of Shares so reported, Fair Market Value shall be determined by the Committee in good faith.

2.28. "Incentive Plans" means the CICP, as well as, at the discretion of the Committee, any other incentive or executive compensation plan of Conectiv or any Employer, whether currently in effect or adopted after the effective date of the Plan.

2.29. "Investment Alternatives" means the investment options made available to employees under the Savings Plan, which shall be used as measuring standards for credits to a Participant's Deferred Compensation Account. In the case of the Participant's Employer Matching Account and Deferred Stock Account, the only Investment Alternative shall be Shares as traded on the open market.

2.30. "MSPP" means the Management Stock Purchase Program. The MSPP is designed to allow and encourage Eligible Individuals to purchase RSUs at a discount and to provide such individuals the opportunity to manage their personal tax liability. All Eligible Individuals who are designated as participants in the annual incentive portion of the CICP are eligible to participate in the MSPP, effective as of January 1, 1999. Under the MSPP, as further provided in this Plan:

2.30.1. All RSUs are "acquired" at a 20% discount. Thus, RSUs having a value (based on the closing price of Shares as of the date Compensation subject to the Mandatory MSPP Allocation (as described in Section 2.30.2) or to an MSPP Election would, but for such Mandatory MSPP Allocation or MSPP Election, be paid (the "Initial Credit Date")) are credited to the MSPP Account of each MSPP Participant. As of each Initial Credit Date, a number of RSUs equal to 25% of the number of RSUs credited to the MSPP Account shall be credited to the MSPP Matching Account.

2.30.2. Twenty percent (20%) of an MSPP Participant's annual incentive bonus declared under the CICP and payable after 1998 shall be allocated as a Mandatory MSPP Allocation to the Participant's MSPP Account, credited in the form of RSUs.

2.30.3. RSU Dividends shall be deemed invested and reinvested in RSUs based on the closing price of Shares as of the applicable dividend payment date, and shall be credited to the MSPP Participant's MSPP Account or MSPP Matching Account, as applicable.

2.30.4. Except as otherwise provided in this Section 2.30.4, as soon as practicable following the completion of the second calendar year beginning after the year to which an MSPP Election applies, Conectiv shall pay the MSPP Participant (or his or her Beneficiary) a number of Shares equal to the number of RSUs credited to the MSPP Participant's MSPP Account and MSPP Matching Account attributable to the MSPP Election for such year. Any amount credited to an MSPP Participant's MSPP Account or MSPP Matching Account which is not distributable pursuant to this Section 2.30.4 shall be forfeited.

(a)   If an MSPP Participant voluntarily resigns his or her employment (other than by retirement after having reached an age where benefits under any tax-qualified pension plan maintained by Conectiv are immediately distributable) and does not continue in service to Conectiv as an officer or director, then, as soon as practicable following such resignation, Conectiv shall pay such MSPP Participant (or his or her Beneficiary) cash having a value equal to the lesser of (i) the sum of the individual amounts credited to the MSPP Participant's MSPP Account as of each Initial Credit Date, which has not been distributed nor deferred pursuant to the general deferral provisions of the Plan or (ii) the fair market value of RSUs credited to the MSPP Participant's MSPP Account and MSPP Matching Account as of the effective date of the MSPP Participant's voluntary resignation.

(b)   If an MSPP Participant's employment is terminated by Conectiv other than for cause (as determined by the Administrator in its sole discretion), then, as soon as practicable following the effective date of such removal, Conectiv shall pay such MSPP Participant (or his or her Beneficiary) cash having a value equal to the sum of (i) the product of (x) the value of the MSPP Participant's MSPP Account and MSPP Matching Account attributable to each deferral year times (y) a fraction, the numerator of which is the number of days from the beginning of such deferral year to the effective date of such removal, and the denominator of which is 1095; plus (ii) the product of (x) the sum of the individual amounts credited to the MSPP Participant's MSPP Account as of each Initial Credit Date, which has not been distributed nor deferred pursuant to the general deferral provisions of the Plan times (y) one minus the fraction as determined under part (i)(y) of this paragraph (b).

(c)   If an MSPP Participant's employment is terminated by Conectiv for cause (as determined by the Administrator in its sole discretion), then, as soon as practicable following the effective date of such termination, Conectiv shall pay such MSPP Participant (or his or her Beneficiary) cash having a value equal to the sum of the individual amounts voluntarily credited to the MSPP Participant's MSPP Account as of each Initial Credit Date, which has not been distributed nor deferred pursuant to the general deferral provisions of the Plan.

(d)   If an MSPP Participant retires after having reached an age where benefits under any pension plan maintained by Conectiv are immediately distributable and he does not continue in service to Conectiv as a director or officer, dies in service, becomes disabled (as determined by the Administrator in its sole discretion), or if there is a Change in Control, then, within 60 days following such retirement or Change in Control, as applicable, Conectiv (or its successor-in-interest) shall pay such MSPP Participant (or his or her Beneficiary) cash having a value equal to the value of the RSUs credited to such MSPP Participant's MSPP Account and MSPP Matching Account*; provided, however, that a Participant may, by submitting an election six months or more before the effective date of such Change in Control, continue to defer distribution of such RSU's in accordance with paragraph (f), below.* [1/1/02]

(e)   Pursuant to the general deferral election provisions of the Plan, an MSPP Participant may elect to defer the receipt of amounts credited to his or her MSPP Account and his or her MSPP Matching Account for periods following the end of the second calendar year beginning after the year to which a Mandatory MSPP Allocation applies. Upon the effective date of such general deferral election, the applicable amounts credited to the Participant's MSPP Account and MSPP Matching Account shall be credited to a sub-account of the Participant's Deferral Account under the Plan, and shall continue to be credited in the form of RSUs and subject to distribution in the form of Shares, in accordance with, and except as otherwise provided by, the Plan.

(f)   Notwithstanding any other provisions of the Plan, if an MSPP Participant has elect to defer the receipt of amounts credited to his or her MSPP Account or his or her MSPP Matching Account for periods following a Change in Control, upon the effective date of such Change in Control, the Participant shall have the right to elect to change the valuation of such Account(s) from RSUs to other Investment Alternatives then available under the Plan. Any RSUs remaining in such Account(s) after such Change in Control shall be accounted for and valued as if they were employer stock accounts under such Investment Alternatives. [1/1/02]

2.31. "MSPP Account" means the bookkeeping account established by the Administrator for each Eligible Individual who is designated as a participant in the annual incentive portion of the CICP to which the amount of Compensation subject to the Mandatory MSPP Allocation and an MSPP Election are credited in the form of RSUs pursuant to the Management Stock Purchase Program (and income thereon) is credited and from which distributions to the Participant or to his or her Beneficiary are debited.

2.32. "MSPP Election" means an election on a form provided by the Administrator by an Eligible Individual who is an MSPP Participant to defer the receipt of any whole percentage of annual incentive bonus declared under the CICP and payable after 1998, provided that an MSPP Participant may not elect to defer the receipt of more than 30% of such annual incentive bonus. The timing of MSPP Elections shall be governed by Section 4.1.

2.33. "MSPP Matching Account" means the bookkeeping account established by the Administrator for a Participant to which the Participant's MSPP Matching Contributions (and income thereon) are credited and from which distributions to the Participant or his or her Beneficiary are debited.

2.34. "MSPP Participant" means an Eligible Individual who is designated as a participant in the annual incentive portion of the CICP.

2.35. "Option" means a non-qualified stock option to purchase Shares granted pursuant to an Incentive Plan; provided that each Option with a different Date of Grant shall be considered a separate Option.

2.36. "Option Shares" mean the Shares that are subject to the portion of an Option as to which an Election is in effect.

2.37. "Other Available Shares" means, as of any date, the excess, if any of:

2.37.1. The total number of Shares owned by a Participant; over

2.37.2. The sum of:

(a) The number of Shares owned by such Participant for less than six months; plus

(b) The number of Shares owned by such Participant that has, within the preceding six months, been received in exchange for Shares surrendered as payment, in full or in part, of the exercise price for an option to purchase any securities of an Employer under any Incentive Plan, but only to the extent of the number of Shares surrendered.

For purposes of this Section, a Share that is subject to a deferral election pursuant to this Plan or an Incentive Plan shall not be treated as owned by such Participant until all conditions to the delivery of such Share have lapsed.

2.38. "Participant" means an Eligible Individual designated as a Participant by the Committee and who has amounts standing to his or her credit under an Account. The

Committee may designate an Eligible Individual as a Participant for purposes of part, but not all, of the Plan.

2.39. "Plan" means the Conectiv Deferred Compensation Plan.

2.40. "Plan Year" means the calendar year.

2.41. "Prior Plan(s)" means any executive compensation, stock option, bonus or incentive compensation plan maintained by Delmarva Power & Light Company or Atlantic City Electric Company or any affiliated company.

2.42. "RSU" means a hypothetical Share in which amounts credited to the DSPP Account, DSPP Matching Account, MSPP Account and MSPP Matching Account are deemed invested, subject to Section 2.17 and Section 2.30.

2.43. "RSU Dividends" means a hypothetical dividend payable with respect to an RSU. An RSU Dividend shall be deemed paid at the same times and in the same amounts as dividends are paid with respect to Shares.

2.44. "Savings Plan" means the Conectiv Savings and Investment Plan *or any successor to that plan*. [1/1/02]

2.45. "Share" or "Shares" means a share of common stock of Conectiv, and, if applicable, a share of Class A common stock of Conectiv, or such other securities issued by Conectiv as may be subject to adjustment in the event that Shares are changed into or exchanged for a different number or kind of shares of stock or other securities of Conectiv, whether through merger, consolidation, reorganization, recapitalization, stock dividend, stock split-up or other substitution of securities of Conectiv. In such event, the Committee shall make appropriate equitable anti-dilution adjustments to the number and class of Deferred Stock and Deferred Option Stock credited to Participants' Deferred Stock Accounts. The Committee's adjustment shall be effective and binding for all purposes of the Plan.

2.46. "Stock Award(s)" means (a) Annual Incentives, Performance Units, Stock Appreciation Rights and Dividend Equivalents awarded pursuant to the CICP (as such terms are defined in that plan) that are payable in Shares; (b) any other awards that are payable in Shares pursuant to any other Incentive Plan, as determined by the Committee; (c) with respect to an Option, the number of Shares, that upon exercise of all or part of an Option, could be credited to a Participant's Account as Deferred Option Stock; and (d) with respect to non-employee directors, any payments made in the form of Shares.

2.47. "Transfer Deferred Compensation Subaccount" means the bookkeeping account established by the Administrator for each Participant to which the Participant's cash compensation deferred pursuant to a Prior Plan is credited and from which distributions to the Participant or to his or her Beneficiary are debited. A Participant shall at all times be fully vested in the balance of his or her Transfer Deferred Compensation Subaccount.

2.48. "Transfer Deferred Stock Subaccount" means the bookkeeping account established by the Administrator for each Participant to which the Participant's Shares deferred pursuant to a Prior Plan are credited and from which distributions to the Participant or to his or her Beneficiary are debited. A Participant shall at all times be fully vested in the balance of his or her Transfer Deferred Stock Subaccount, except to the extent Shares have not yet vested pursuant to the terms of the Prior Plan.

2.49. "<u>Transfer Employer Matching Subaccount</u>" means the bookkeeping account established by the Administrator for each Participant to which the Participant's matching contributions pursuant to a Prior Plan are credited and from which distributions to the Participant or to his or her Beneficiary are debited. A Participant shall at all times be fully vested in the balance of his Transfer Employer Matching Subaccount.

ARTICLE 3
PARTICIPATION BY ELIGIBLE INDIVIDUALS

3.1. <u>Participation</u>. Participation in the Plan is limited to Eligible Individuals. An Eligible Individual shall participate in the Plan as determined by the Committee in its sole discretion; provided, however, that for purposes of individuals who first become Eligible Individuals during a Plan Year, such Eligible Individuals shall participate in the Plan as determined by the Administrator in his or her sole discretion.

3.2. <u>Failure to Designate</u>. If the Committee fails to designate the group of Eligible Individuals who shall be eligible to participate for any Plan Year, each Eligible Individual who was designated in the prior Plan Year shall be deemed to have been designated for the next succeeding Plan Year, provided that any such person shall participate for purposes of the next succeeding Plan Year only if he or she is actively employed by an Employer or serving as a non-employee director of Conectiv on the first day of such succeeding Plan Year and provided he or she is an Eligible Individual for such year.

3.3. <u>Continuity of Participation</u>. A Participant who separates from service with all of the Employers or ceases to be a non-employee director of Conectiv or a subsidiary or affiliate of Conectiv will cease active participation hereunder. However, the separation from service of an Eligible Individual with one Employer will not interrupt the continuity of his or her active participation if, concurrently with or immediately after such separation, he or she is employed by one or more of the other Employers.

3.4. <u>Immediate Cash-Out of Ineligible Individuals</u>. The Plan is intended to be an unfunded "top-hat" plan, maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. Accordingly, if the Committee determines that any Participant who is an employee does not qualify as a member of the select group, the vested portion of such Participant's Account shall be paid to the Participant immediately, and the unvested portion shall be returned to the applicable Incentive Plan.

ARTICLE 4
COMPENSATION DEFERRAL

    4.1. <u>Deferral Elections</u>.

        4.1.1. <u>General</u>. No later than the "Deferral Deadline" as shown in Table 4.1, each Eligible Individual designated as eligible to participate for purposes of this Article 4 may irrevocably elect, by completing and executing an Election and filing it with the Administrator, to defer any portion of his or her Compensation to be paid in the future.

TABLE 4.1

Type of Deferral	Deferral Deadline
Base Salary	December 31 of the Plan Year preceding the Plan Year for which the deferral is to be effective.
Bonus	June 30 of the performance year for which the award is earned, provided that with respect to bonus awards declared under the CICP for 1998 and which are subject to the MSPP provisions of the Plan and which may become payable in 1999, December 31, 1998.
Cash Awards	December 31 of the Plan Year preceding the Plan Year in which such Cash Award vests, becomes payable, or is exercised (as applicable); provided that such election is at least six (6) months prior to vesting, payout, or exercise.
Stock Awards, and Amounts Credited to the DSPP, DSPP Matching, MSPP and MSPP Matching Accounts	December 31 of the Plan Year preceding the Plan Year in which such Stock Award vests, becomes payable, or is exercised (as applicable); provided that such election is at least six (6) months prior to vesting, payout, or exercise.
Dividend Equivalents (with respect to Stock Awards)	December 31 of the Plan Year preceding the Plan Year in which the dividend equivalents are payable. With respect to Stock Options, Dividend Unit Equivalents and Performance Accelerated Restricted Stock granted after December 31, elections must be made within 30 days from the effective date of grant.
Dividend Equivalents (with respect to Deferred Stock and Deferred Option Stock)	Dividend equivalents are automatically credited to a Participant's Deferred Compensation Account once a deferral election with respect to a Stock Award is made; <u>provided, however</u>, that once a Stock Award vests, dividend equivalents are credited to the Deferred Stock Account.
Severance Payments	[December 31 of the second Plan Year preceding the payment of any severance]. *October 1 of the Plan Year preceding the termination of the Participant's employment with Conectiv or another Employer.* [1/1/01]
Retainer and Meeting Fees	Last day of Plan Year prior to Plan Year for which retainer and meeting fees are paid.

        4.1.2. <u>Limit on Deferral of Base Salary</u>. In the case of deferral of base salary, a Participant may defer up to 100% of base pay, less any applicable withholding.

4.1.3. <u>Elections in First Year of Plan</u>. Elections pursuant to Section 4.1 by individuals who are identified as Eligible Individuals on March 1, 1998 must be filed with the Administrator on or before the later of (1) the close of business on July 31, 1998 or (2) the deferral deadline specified in Table 4.1 and shall be effective for payroll periods and payments, as applicable, on and after the date the Election is filed; provided, however, that if a later effective date for Section 4.1 is specified by the Board or the Committee, Elections pursuant to Section 4.1 must be filed in accordance with Section 4.1.4.

4.1.4. <u>Elections for First Year as Eligible Individual</u>. Notwithstanding the foregoing provisions of Section 4.1, in the Plan Year an individual first becomes an Eligible Individual, the Eligible Individual may elect to defer all or a portion of his or her Compensation to be earned in such Plan Year beginning with the later of the payroll period or payment date, as applicable, next following the filing of an Election with the Administrator and before the close of such Plan Year, by making and filing such Election with the Administrator within 30 days of the date such individual becomes an Eligible Individual; provided, however, that if the deferral deadline specified in Table 4.1 has not passed with respect to an element of Compensation, then the deferral deadline in Table 4.1 shall apply. Elections by such Eligible Individual for succeeding Plan Years shall otherwise be made in accordance with the foregoing provisions of Section 4.1.

4.2. <u>Period for Which Election is Effective</u>. A Participant's Election under Section 4.1 shall be effective only with respect to the Plan Year, or portion thereof, specified in the Election, except that a deferral election that provides for (a) regular deferrals of base salary as of each pay period, (b) deferrals of Dividend Equivalents, and/or (c) meetings fees, shall be deemed to continue for successive Plan Years unless and until amended by the Participant. An amendment shall be effective only if it is filed by the December 31 of the Plan Year preceding the Plan Year for which it is to be effective and shall be effective as of the first day of such succeeding Plan Year. A Participant's Election with respect to a Stock Award or a Cash Award shall be effective only with respect to the portion of the Stock Award or a Cash Award specified therein.

ARTICLE 5
EMPLOYER MATCHING CREDITS

5.1. <u>Employer Matching Credit</u>.

5.1.1. The amount of the Employer Matching Credit credited to the Employer Matching Account of each Eligible Individual designated as eligible to participate in this Section 5.1 shall be equal to the "Employer Matching Contributions" which would have been made to the Participant's "Thrift Fund Account" under the Savings Plan but for statutory limitations. Generally, the Employer Matching Credit shall be equal to the "matching percentage" (50%, as of the effective date of this Plan) set forth in the Savings Plan, multiplied by the first 6% of the Participant's base salary in excess of the Code §401(a)(17) limit that is deferred under Section 4.1.

5.1.2. In the event the dollar amount of the "Employer Matching Contributions" under the Savings Plan for the Plan Year was limited due to the application of the provisions of Section 401(m) of the Code, or the percentage of the Participant's base salary that could be deferred under the Savings Plan was limited to an amount less than 6% because of other Code limitations, an additional Employer Matching Credit shall be contributed under the Plan equal to the amount of "Employer Matching Contributions" that would have been made to the Savings Plan but for such limitations, but only if and to the extent the Participant has deferred additional amounts of base salary to the Plan at least equal to the amount that would have been required to have been deferred under the Savings Plan in order to support such additional "Employer Matching Contributions" in the absence of such limitations.

5.2. Employer Matching Credit for Limited Participant. For any Participant whose right to receive "Employer Matching Contributions" under the Savings Plan is limited by a specific Savings Plan provision to $10 or less (without regard to the amount of salary deferrals elected by such Participant), the Employer Matching Credit shall be equal to the matching percentage described in Section 5.1, multiplied by the first 6% of the Participant's base salary that is deferred under Section 4.1.

ARTICLE 6
DISTRIBUTIONS

[6.1. Election of Distribution Date. At the time a Participant makes an election to defer Compensation under Article 4, such Participant shall also specify in writing on the Election the date on which payment of the Account attributable to that Election shall be made or commence. Such date must be a specified date not less than two years from the end of the Plan Year of the deferral and not later than the year in which the Participant will attain age 70; provided, however, that severance payments may be deferred for a shorter period than two years from the end of the Plan Year of deferral.

Except as set forth hereinafter, the above distribution date, once elected by the Participant, shall be irrevocable.] [in effect before 1/1/02]

6.1. Election of Distribution Date. At the time a Participant makes an election to defer Compensation under Article 4, such Participant shall also specify in writing on the Election the date on which payment of the Account attributable to the Election shall be made or commence. Such date must be either a specified date not less than two years from the end of the Plan Year of the deferral or a specified period of time or date after the Participant's termination of employment (provided that at the time the deferral is made, the date of the Participant's termination of employment is not known), and must be not later than the year in which the Participant will attain age 70; provided, however, that severance payments may be deferred for a shorter period than two years from the end of the Plan Year of deferral. Except as set forth hereinafter, the above distribution date, once elected by the Participant, shall be irrevocable.

6.1.1. *Additional Deferral of Distribution. Each Participant who has previously elected to receive a distribution of part or all of his or her Account, or who, pursuant to this Section 6.1.1, has elected to defer the distribution date of his or her Account, may elect to defer the time of payment of such amount to a specified date not less than one year from the previously-elected distribution date and not later than the year in which the Participant will attain age 70; provided that in no event shall a distribution date that is tied to the timing of the*

Participant's termination of employment with Conectiv be considered earlier than a previously elected distribution date so long as at the time the Participant makes the distribution election pursuant to this Section 6.1.1, the date of the Participant's termination of employment with Conectiv is not known to the Participant. Elections made pursuant to this Section 6.1.1 shall be made by the Participant's filing an Election with the Administrator on or before the close of business of October 1 of the Plan Year preceding the earlier of the Plan Year in which the Participant's employment with or other service to Conectiv or other Employer terminates and the Plan Year in which the distribution would otherwise be made. [1/1/02]

　　　　6.2. Election of Form of Payment.

　　　　　　6.2.1. Initial Election of Payment Form. At the time a Participant makes an election to defer Compensation under Section 4.1, such Participant must also specify in writing on the Election the form in which payment of the Deferred Compensation Account *or Deferred Stock Account* attributable to that Election shall be made. [1/1/02]

　　　　　　6.2.2. Changes in Election. If a payment form is not specified in the Election, or if a payment form is specified but a Participant wishes to change the payment form, a change with respect to payment form may be effective only if submitted to the Administrator no later than the last day of the calendar year that ends at least one year before the distribution date, and subject to approval by the Committee.

　　　　　　6.2.3. Forms of Payment.

　　　　　　　　(a)　　General. A payment method shall be in the form of a lump sum payment or in equal annual installments over five, ten, or fifteen years.

　　　　　　　　(b)　　Default Form. In the absence of a valid election, distribution shall be in the form of annual installments over a 10-year period. Except as set forth herein, the form of payment, once elected by the Participant, shall be irrevocable.

　　　　　　　　(c)　　Distributions in Shares. Distribution of a Participant's Deferred Stock Account and/or Company Matching Account, including the amount of any dividend equivalents credited to such Accounts pursuant to an Election, shall, at the election of Conectiv, be in the form of cash or Shares, which may be purchased by Conectiv or transferred from any grantor trust or other treasury stock account maintained by Conectiv, and shall be distributed as soon as administratively practicable. A Participant may elect to direct that a portion of the Deferred Stock Account and/or Company Matching Account shall be paid in cash for the purpose of satisfying applicable tax withholding requirements.

　　　　6.3. Unforeseeable Emergency.

　　　　　　6.3.1. General. The Committee shall have the authority to determine, in its sole discretion, that payments should be made in any manner the Committee deems appropriate, in whole or in part, on any other date or dates in order to alleviate a financial hardship of a Participant or a Beneficiary.

6.3.2. Financial Hardship. "Financial hardship" shall mean a severe financial hardship resulting from a sudden and unexpected illness or accident of the Participant or Beneficiary, or of a dependent (as defined in Section 152(a) of the Code) of the Participant or Beneficiary, loss of the Participant's or Beneficiary's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant or Beneficiary. The circumstances that will constitute an unforeseeable emergency will depend on the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise; (ii) by liquidation of the Participant's or Beneficiary's assets, to the extent such liquidation would not itself cause severe financial hardship; and (iii) by cessation of deferrals under the Plan. Any financial hardship distribution approved by the Committee shall be limited to the amount necessary to meet the emergency (including taxes that are expected to be imposed on the distribution), and shall be made solely from the vested portion of the Deferred Compensation Account and Deferred Stock Account.

6.4. Special Election for Early Distribution. A Participant may apply to the Administrator for early distribution of all or any part of the vested portion of his or her Deferred Compensation Account and/or Deferred Stock Account. Such early distribution shall be made in a single lump sum and in Shares with respect to Deferred Stock and Deferred Option Stock, provided that 10% of the amount withdrawn in such early distribution shall be forfeited prior to payment of the remainder to the Participant. A Participant may not elect an early distribution hereunder if he has received an early distribution or hardship distribution within the previous twelve months. In the event a Participant's early distribution election is submitted within 60 days after a Change in Control or an elimination of Investment Alternatives that the Committee determines is a substantial detriment to Participants, the early distribution election may include amounts credited to the Employer Matching Account, and the forfeiture penalty shall be reduced to 5%.

6.5. Distributions on Death. In the event of a Participant's death before his or her Account has been fully distributed, distribution(s) shall be made to the Beneficiary selected by the Participant. The form of distribution shall be in the form of a single lump sum with respect to Deferred Compensation, and, with respect to Deferred Stock and Deferred Option Stock, at the election of Conectiv, shall be in the form of Shares or cash, within 60 days after the Administrator receives notice of the date of death (or, if later, after the proper Beneficiary has been identified). A Participant may from time to time change his or her designated Beneficiary without the consent of such Beneficiary by filing a new designation in writing with the Administrator. If no Beneficiary designation is in effect at the time of the Participant's death, or if the designated Beneficiary is missing or has predeceased the Participant, payment shall be made to the Participant's surviving spouse, or if none, to his or her surviving children per stirpes, or, if none, to his or her estate.

6.6. Acceleration of Payments. Notwithstanding any other provision of the Plan to the contrary, the Committee, in its sole discretion, is empowered to accelerate the payment of all or a portion of a Participant's Account, before or after any termination of employment or service, including conversion to a smaller number of installment payments or to a single lump sum payment, for any reason the Committee may determine to be appropriate without premium or penalty. None of the Employers, the Committee nor the Board shall have any obligation to make any such acceleration for any reason whatsoever.

6.7. Valuation of Distributions. All distributions under the Plan shall be: (a) based upon the value of the Participant's Deferred Compensation Account as of the Investment Alternative valuation date immediately preceding the date of the distribution; or (b) paid in the form of Shares or, where otherwise permitted under the Plan, such Shares may be converted to cash at the fair market price of such Shares as of the immediately preceding trading day. It is understood that administrative requirements may lead to a delay between such valuation date or trading day and the date of distribution.

ARTICLE 7
FORFEITURE FOR CAUSE

7.1. Forfeiture for Cause. If any Participant entitled to an Employer Matching Credit under the Plan is discharged for cause, or enters into competition with an Employer, or interferes with the relations between an Employer and any customer, or engages in any activity that would result in material damage to an Employer as determined in the sole discretion of the Committee, the rights of such Participant to an Employer Matching Credit under the Plan, including the rights of a Beneficiary to such benefits, will be forfeited, unless the Committee determines that such activity is not detrimental to the best interests of the Employer. However, if the individual ceases such activity and notifies the Committee of this cessation, then the Participant's right to receive such benefits, and any right of a Beneficiary to such benefits, may be restored if the Committee in its sole discretion determines that the prior activity has not caused serious injury to the Employer and that the restoration of the benefits would be in the best interest of the Employer. All determinations by the Committee with respect to forfeiture or restoration of such benefits shall be final and conclusive.

ARTICLE 8
ACCOUNTS

8.1. General. The Administrator shall establish and maintain, or cause to be established and maintained, separate Accounts for each Participant hereunder who executes an election pursuant to Section 4.1. Each such Participant's Compensation deferred pursuant to an Election shall be separately accounted for and credited, for bookkeeping purposes only, to his or her Accounts. A Participant's Account shall be solely for the purposes of measuring certain amounts to be paid under the Plan, and Conectiv shall not be required to fund or secure such Account in any way, Conectiv's obligation to Participants hereunder being purely contractual.

8.2. Deferred Compensation Account.

8.2.1. The Deferred Compensation Account shall be credited with cash Compensation deferred pursuant to an Election under Section 4.1.

8.2.2. The Transfer Deferred Compensation Subaccount shall be governed by the Elections in effect with respect to amounts credited to such subaccount, and, thereafter, shall be governed by the rules in effect under the Plan.

8.3.   Deferred Stock Account.

8.3.1.   *Except as provided in Section 8.3.4, the* [The] Deferred Stock Account shall be credited with Deferred Stock and Deferred Option Stock. If, at the conclusion of the applicable performance cycle pursuant to an Incentive Plan, specified performance goals have not been met, the Deferred Stock Account shall reflect the forfeiture of such Deferred Stock. [1/1/02]

8.3.2.   The Deferred Stock Account shall also be credited with the number of Shares that could be purchased, as of the dividend payment date, by the amount of any dividend equivalents deferred pursuant to Section 4.1.

8.3.3.   The Transfer Deferred Stock Subaccount shall be governed by the Elections in effect with respect to amounts credited to such subaccount, and, thereafter, shall be governed by the rules in effect under the Plan.

8.3.4.   Upon a Change in Control, the Participant shall have the right to elect to change the valuation of his or her Deferred Stock Account from Shares to other Investment Alternatives then available under the Plan. Any amounts remaining in such Deferred Stock Account that have not been change to other Investment Alternatives after such Change in Control shall be accounted for and valued as if they were employer stock accounts under such Investment Alternatives.[1/1/02]

8.4.   Employer Matching Account.

8.4.1.   Employer Matching Credits are credited to the Employer Matching Account.

8.4.2.   The Employer Matching Account shall also be credited with the number of Shares that could be purchased, as of the dividend payment date, by the amount of any dividend equivalents deferred pursuant to Section 4.1.

8.4.3.   The Transfer Employer Matching Subaccount shall be governed by the rules in effect under the Plan.

8.4.4.   Upon a Change in Control, the Participant shall have the right to elect between cash or Shares with respect to the Shares then credited to his or her Employer Matching Account. If cash is elected by a Participant, but shareholders of the Company electing cash in the Change in Control receive an allocation of stock in the successor corporation, an equivalent portion of the Participant's Employer Matching Account shall remain denominated in Shares. To the extent shareholders of the Company electing cash would receive cash in the Change in Control, such Participant may direct the investment of his Employer Matching Account from Shares to other Investment Alternatives then available under the Plan. Any amounts remaining in such Employer Matching Account that have not been changed to other Investment Alternatives after such Change in Control shall continue to be accounted for and valued as if they were Shares. [7/1/02]

8.5. Crediting of Earnings and Losses, and Statement of Account. At such times, with such frequency, and in such percentages as the Administrator shall determine, each Participant may elect the Investment Alternatives in which his or her Deferred Compensation Account may be deemed invested (subject to the approval of the Committee). The Participant's Employer Matching Account and Deferred Stock Account shall be deemed invested solely in Shares, shall be denominated in numbers of Shares, and shall be valued at any time as the Shares credited to such Account multiplied by the then-current market value of the Shares. Amounts credited to the Deferred Compensation Account will be increased by earnings (or decreased by losses) equal to the earnings or losses that would be realized by such Account if it had been invested in the Investment Alternatives specified by the Participant. As soon as practicable after the end of each Plan Year (and at such additional times as the Administrator may determine), the Administrator shall furnish each Participant with a statement of the balance credited to the Participant's Account.

8.6. Investment to Facilitate Payment of Benefits. Although the Employers are not obligated to invest in any specific asset or fund, or purchase any insurance contract in order to provide the means for the payment of any liabilities under the Plan, an Employer may elect to do so. In the event an Employer elects to invest in any specific asset or fund, the Committee may, but is not required to, honor the investment request of the Participant described in Section 8.4, with respect to any investment to facilitate payment.

In the event an Employer elects to purchase an insurance contract or contracts on the life of a Participant as a means for the payment of any liabilities under the Plan, the Participant shall cooperate in the securing of such insurance contract or contracts by furnishing all information and taking all actions as the Employer and the insurance carrier may require, including without limitation providing the results and reports of previous Employer and insurance carrier physical examinations and taking such additional physical examinations as may be requested. The Employer shall be the sole owner of any such insurance contract or contracts or fund or asset, with all incidents of ownership therein, including without limitation the right to cash and loan values, dividends, death benefits and the right to terminate any such contract or contracts or to dispose of any such fund or asset.

The Participant shall have no interest whatsoever in any contract or contracts or fund or asset and shall exercise none of the incidents of ownership thereof.

ARTICLE 9
FUNDING

9.1. Plan Unfunded. The Plan shall be unfunded and no trust shall be created by the Plan. The crediting to each Participant's Account shall be made through bookkeeping entries. No actual funds shall be set aside; provided, however, that nothing herein shall prevent the Employer from establishing one or more grantor trusts from which benefits due under the Plan may be paid in certain instances. All distributions shall be paid by the Employer from its general assets and a Participant (or his or her Beneficiary) shall have the rights of a general, unsecured creditor against the Employer for any distributions due hereunder. The Plan constitutes a mere promise by the Employer to make benefit payments in the future.

ARTICLE 10
ADMINISTRATION AND INTERPRETATION

10.1. <u>Administration</u>. Except where certain duties are delegated to the Administrator, the Committee shall be in charge of the operation and administration of the Plan. The Committee has, to the extent appropriate and in addition to the powers described elsewhere in the Plan, full discretionary authority to construe and interpret the terms and provisions of the Plan; to adopt, alter and repeal administrative rules, guidelines and practices governing the Plan; to perform all acts, including the delegation of its administrative responsibilities to advisors or other persons who may or may not be employees of the Employers; and to rely upon the information or opinions of legal counsel or experts selected to render advice with respect to the Plan, as it shall deem advisable, with respect to the administration of the Plan.

10.2. <u>Interpretation</u>. The Committee may take any action, correct any defect, supply any omission or reconcile any inconsistency in the Plan, or in any election hereunder, in the manner and to the extent it shall deem necessary to carry the Plan into effect or to carry out the Committee's purposes in adopting the Plan. Conectiv reserves the right to interpret the Plan and any decision, interpretation or other action made or taken in good faith by the Board, the Committee, or the Administrator arising out of or in connection with the Plan, shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Employers, employees, non-employee directors of Conectiv, Participants and Beneficiaries and their respective heirs, executors, administrators, successors and assigns. The Committee's determinations hereunder need not be uniform, and may be made selectively among Eligible Individuals, whether or not they are similarly situated. Any actions to be taken by the Committee will require the consent of a majority of the Committee members. If a member of the Committee is a Participant in the Plan, such member may not decide or determine any matter or question concerning his or her benefits under the Plan that such member would not have the right to decide or determine if he or she were not a member.

10.3. <u>Records and Reports</u>. The Administrator shall keep a record of proceedings and actions and shall maintain or cause to be maintained all such books of account, records, and other data as shall be necessary for the proper administration of the Plan. Such records shall contain all relevant data pertaining to individual Participants and their rights under the Plan. The Administrator shall have the duty to carry into effect all rights or benefits provided hereunder to the extent assets of the Employers are properly available therefor.

10.4. <u>Payment of Expenses</u>. The Employers, in such proportions as the Committee determines, shall bear all expenses incurred by them and by the Committee in administering the Plan. If a claim or dispute arises concerning the rights of a Participant or Beneficiary to amounts deferred under the Plan (including interest or earnings thereon), regardless of the party by whom such claim or dispute is initiated, the Employers shall (in such proportions as between the Employers as the Committee determines), and upon presentation of appropriate vouchers, pay all legal expenses, including reasonable attorneys' fees, court costs, and ordinary and necessary out-of-pocket costs of attorneys, billed to and payable by the Participant or by anyone claiming under or through the Participant (such person being hereinafter referred to as the "Participant's Claimant"), in connection with the bringing, prosecuting, defending, litigating, negotiating, or settling of such claim or dispute; provided, that:

10.4.1. The Participant or the Participant's Claimant shall repay to the Employers any such expenses theretofore paid or advanced by the Employers if and to the extent that the party disputing the Participant's rights obtains a judgment in its favor from a court of competent jurisdiction from which no appeal may be taken, whether because the time to do so has expired or otherwise, and it is determined by the court that such expenses were not incurred by the Participant or the Participant's Claimant while acting in good faith; provided further, that

10.4.2. In the case of any claim or dispute initiated by a Participant or the Participant's Claimant, such claim shall be made, or notice of such dispute given, with specific reference to the provisions of the Plan, to the Committee within one year (two years, in the event of a Change in Control) after the occurrence of the event giving rise to such claim or dispute.

10.5. <u>Indemnification for Liability</u>. The Employers shall indemnify the Administrator, the members of the Committee, and the employees of any Employer to whom the Administrator delegates duties under the Plan, against any and all claims, losses, damages, expenses and liabilities arising from their responsibilities in connection with the Plan, unless the same is determined to be due to gross negligence or willful misconduct.

10.6. <u>Claims Procedure</u>. If a claim for benefits or for participation under the Plan is denied in whole or in part, an employee or non-employee director will receive written notification. The notification will include specific reasons for the denial, specific reference to pertinent provisions of the Plan, a description of any additional material or information necessary to process the claim and why such material or information is necessary, and an explanation of the claims review procedure. If the Committee fails to respond within 90 days, the claim is treated as denied.

10.7. <u>Review Procedure</u>. Within 60 days after the claim is denied or, if the claim is deemed denied, within 150 days after the claim is filed, an employee or non-employee director (or his or her duly authorized representative) may file a written request with the Committee for a review of his or her denied claim. The employee may review pertinent documents that were used in processing his or her claim, submit pertinent documents, and address issues and comments in writing to the Committee. The Committee will notify the employee of its final decision in writing. In its response, the Committee will explain the reason for the decision, with specific references to pertinent Plan provisions on which the decision was based. If the Committee fails to respond to the request for review within 60 days, the review is treated as denied.


ARTICLE 11
AMENDMENT AND TERMINATION

11.1. <u>Amendment and Termination</u>. The Board shall have the right, at any time, to amend or terminate the Plan in whole or in part provided that such amendment or termination shall not adversely affect the right of any Participant or Beneficiary to a payment under the Plan on the basis of deferred compensation allocated to the Participant's Deferred Compensation Account or Deferred Stock Account or on the basis of an Employer Matching Credit credited to the Employer Matching Account prior to such amendment or termination. Conectiv reserves the right, in its sole discretion, to discontinue deferrals under, or completely terminate, the Plan at any time. If the Plan is discontinued with respect to future deferrals, Participants' Account balances shall be distributed on the distribution dates elected in accordance with Sections 6.1 and 6.2, unless the Committee designates that distributions shall be made on an earlier date or dates. If the Committee designates such earlier date or dates, each Participant shall receive (or commence receiving) distribution of his or her entire Account balance on such date or dates, as specified by the Committee. If the Plan is completely terminated, each Participant shall receive distribution of his or her entire Account balance in one lump sum payment as of the date of the Plan termination designated by the Board.

11.2. <u>Deemed Amendment to Matching Formula</u>. In the event the matching contribution formula under the Savings Plan is modified to increase or reduce the matching percentage or the percentage of base salary that is matched, the formulae in Section 5.1 and Section 5.2 shall be deemed to be modified to equal such matching percentage or percentage of base salary that is matched, unless otherwise specified in the Board vote amending the Savings Plan.

ARTICLE 12
MISCELLANEOUS PROVISIONS

12.1. <u>Right of Employers to Take Employment Actions</u>. The adoption and maintenance of the Plan shall not be deemed to constitute a contract between an Employer and any employee or non-employee directors, or to be a consideration for, or an inducement or condition of, the employment or engagement of any person. Nothing herein contained, or any action taken hereunder, shall be deemed to give any employee or non-employee director the right to be retained in the employ or service of an Employer or to interfere with the right of an Employer to discharge any employee or non-employee director at any time or to change any employee's or non-employee director's compensation or benefits, nor shall it be deemed to give to an Employer the right to require the employee or non-employee director to remain in its service, nor shall it interfere with the employee's right to terminate his or her employment at any time or a non-employee director's right to resign from service at any time. Nothing in the Plan shall prevent an Employer from amending, modifying, or terminating any other benefit plan, including the Savings Plan and the Incentive Plan(s).

12.2. <u>Alienation or Assignment of Benefits</u>. A Participant's rights and interest under the Plan shall not be assigned or transferred except as otherwise provided herein, and the Participant's rights to benefit payments under the Plan shall not be subject to alienation, pledge or garnishment by or on behalf of creditors (including heirs, beneficiaries, or dependents) of the Participant or of a Beneficiary, except for a qualified domestic relations order as defined in Section 514(b)(7) of the Employee Retirement Income Security Act of 1974, as amended.

12.3. <u>Right to Withhold</u>. To the extent required by law in effect at the time a distribution is made from the Plan, the Employer or its agents shall have the right to withhold or deduct from any distributions or payments any taxes required to be withheld by federal, state or local governments.

12.4. <u>Construction</u>. All legal questions pertaining to the Plan shall be determined in accordance with the laws of the State of Delaware (without regard to otherwise-applicable conflict of law principles), to the extent such laws are not superseded by the Employee Retirement Income Security Act of 1974, as amended, or any other federal law.

12.5. <u>Headings</u>. The headings of the Articles and Sections of the Plan are for reference only. In the event of a conflict between a heading and the contents of an Article or Section, the contents of the Article or Section shall control.

12.6. <u>Number and Gender</u>. Whenever any words used herein are in the singular form, they shall be construed as though they were also used in the plural form in all cases where they would so apply, and references to the male gender shall be construed as applicable to the female gender where applicable, and vice versa.

12.7. <u>Change in Control</u>. At the Committee's discretion, after consultation with all affected Participants, in the event of a Change in Control and a termination of employment or service for any reason, each affected Participant's Account shall either be distributed immediately to the Participant in one lump sum payment, or paid in accordance with the distribution options selected by the Participant, as determined by the Committee and made applicable to all affected Participants. In the event distribution continues to be deferred under the terms of the Plan, the affected Employer shall be required to contribute cash or equivalent assets to a grantor trust (maintained by an institutional trustee independent of the Employer) within 60 days after such Change in Control, in an amount not less than the then-current value of all Participant Accounts related to such Employer.